

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2016

Via E-mail
Ben Bresnahan
Chief Operating Officer
Foundation Asset Management, LP
81 Main Street, Suite 306
White Plains, NY 10601

> **Re:** **Stewart Information Services Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A**
> **filed by Foundation Asset Management, LP, Foundation Offshore Master**
> **Fund, LTD, Foundation Asset Management GP II, LLC, David Charney,**
> **Sky Wilber, Ernest D. Smith and Roslyn B. Payne**
> **Filed August 5, 2016**
> **File No. 001-02658**

Dear Mr. Bresnahan:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. The response to the second and third bullet points in prior comment 1 indicates that concern exists Malcolm S. Morris and Stewart Morris, Jr. will place their interest above those of the company's public stockholders due to their familial relationship. Given that the assertion implies the directors have not properly exercised their fiduciary duties, provide additional support to explain how the reference to the compensation received by the Morris family supports your belief. Please note that each disclosed statement, assertion or belief should be supported by a reasonable basis that is self-evident or disclosed in the filing and should be factually correct in order to comply with Rule 14a-9.

2. Please revise the disclosure to clarify that if you are able to call a special meeting and remove Malcom S. Morris and Stewart Morris, Jr. as directors, they will still be contractually obligated to stand for election as directors at the 2017 annual meeting,

pursuant to the exchange agreement, dated as of January 26, 2016. Please also clarify, if true, that the proposal to elect Ernest D. Smith and Roslyn B. Payne is conditioned on the proposal to remove Malcom S. Morris and Stewart Morris, Jr. from Stewart's board.

<u>Why you were sent this solicitation statement, 1</u>

3. The footnote in the table on page 2 references "consensus estimates." Discussion of valuations should be accompanied by disclosure which facilitates security holders' understanding of the basis for, the methodology in calculating such value and limitation on the projected value. Please revise you disclosure accordingly. Refer to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

4. Refer to the following statement: "...changes to the composition of the Board are required for stockholders to realize the maximum value of their investment." Please provide us with factual support that a change in Board composition is "required" or order for maximum value to be realized, or delete the assertion.

<u>Schedule II</u>

<u>Security Ownership of Certain Beneficial Owners and Management, II-1</u>

5. Please update this section to provide information as of the most reasonable practicable date. For example, Foundation filed a Schedule 13D on July 28, 2016 indicating a different percentage of ownership that that of the Security Ownership table. We also note that the Company entered into an Exchange Agreement on January 26, 2016 eliminating the dual class structure that relates to the Class B common stock.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants possess the facts relating to the disclosures, they are responsible for the accuracy and adequacy of the disclosures.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Steven Wolosky, Esq.
        Olshan Frome Wolosky